August 9, 2012

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention : Mr. Jim Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission

Re: SXC Health Solutions Corp
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 000-52073

Catamaran Corporation and its subsidiaries (the “Company”), formerly known as SXC Health Solutions Corp. (“SXC”), submits this letter in response to the comments from the Securities and Exchange Commission (“SEC”) staff (the “Staff”) contained in the Staff's comment letter dated July 26, 2012 (the “Comment Letter”) with respect to the Form 10-K of SXC for its fiscal year ended December 31, 2011 (the “Form 10-K”). For the convenience of the Staff's review, we have set forth the comments contained in the Staff's Comment Letter along with the responses of the Company.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
4. Business Combinations, page 56

1.
Please provide us proposed revised disclosure to be included in future filings that remove all references to “the purchase price allocation” in the filing. Under ASC 805, assets acquired and liabilities assumed are generally recorded at their fair values. The determination of a purchase price and its allocation to the identified net assets acquired was a construct of the purchase method under SFAS 141.

Response:

We will remove references to “the purchase price allocation” from future disclosures, beginning with our Q2 2012 Form 10-Q filing. Refer to Exhibit A for our revised disclosure.

14. Commitments and Contingencies
(b) Contingencies, page 68

2.
Please provide us proposed revised disclosure to be included in future filings that provides the reasonable range of possible loss or an explicit statement that such an estimate cannot be made for the contingencies disclosed. Also, please explain to us why the use of the term “reserve” is appropriate in your disclosure regarding losses that are probable and reasonably estimable. Refer to ASC 450-20-50U.S. Securities and Exchange Commission

Response:

We will revise our contingencies disclosure, beginning with our Q2 2012 Form 10-Q filing, to provide a reasonable range of possible loss or an explicit statement that an estimate cannot be made. We will also revise our disclosure to remove the term “reserve” as that term is not appropriate in the disclosure in light of its definition in ASC 450-20-50. We have replaced the term “reserve” with “accrual” in our revised disclosure. Refer to Exhibit B for our revised disclosure.

2441 Warrenville Road, Suite 610    Lisle, IL 60532    p 630.577.4830    f 630.577.3101    www.catamaranRx.com

U.S. Securities and Exchange Commission                             Catamaran Corporation
August 9, 2012

Item 15. Exhibits and Financial Statement Schedules

1.
We note your disclosure that HealthSpring, Inc. accounted for 40% of total revenue in 2011 and 46% of total revenue for the first quarter of 2012. As your agreement with HealthSpring appears to represent an agreement upon which you are substantially dependent, please file the agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In the alternative, please provide a legal analysis as to why you do not believe that your agreement with HealthSpring is required to be filed as an exhibit.

Response:

Our agreement with HealthSpring is a contract that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries.  As a result, Item 601(b)(10)(ii)(B)  of Regulation S-K states that the agreement must be filed if it is a contract “upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services ….”  The HealthSpring contract accounted for 40% of total revenue in 2011 and 46% of total revenue for the first six months of 2012.  However, we do not believe that the HealthSpring agreement satisfies the requirement set forth in Item 601(b)(10)(ii)(B) primarily due to the amount of gross profit the contract generates. In the 2011 annual period and the six month period ended June 30, 2012, the HealthSpring agreement accounted for less than 6% of total gross profit of the Company.  While top line revenue is an important factor and metric to the Company, even more important to the Company is gross profit generated from our customer contracts. In HealthSpring's case, the contract carries a large volume of transactions, but due to the volume provided, its per transaction profit earned is lower than the average earned over our client base.  Because the HealthSpring contract accounted for less than 6% of our total gross profit in the periods discussed, we do not believe that it is a contract upon which we are substantially dependent nor  do we believe that we are selling a “major” part of our products and services to HealthSpring. In addition, while the HealthSpring agreement represents a significant portion of our total revenue, we believe it is an ordinary customer contract without unusual terms that would make us substantially dependent upon this relationship.

U.S. Securities and Exchange Commission                             Catamaran Corporation
August 9, 2012

Acknowledgments and Closing Comments

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of its disclosures in the Form 10-K filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company does not believe that any of the Staff's comments in the Comment Letter raises a material issue with respect to disclosures contained in the Company's Form 10-K. Additionally, the Company believes that each of the Staff's Comments can be appropriately addressed, in the manner indicated above, in its future filings with the SEC. Accordingly, the Company respectfully requests that it be allowed to make the changes described above in future filings with the SEC, rather than by amending its Form 10-K.

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact Jeff Park at (630) 577-3206 or via email at jeff.park@sxc.com. Should the Staff disagree with the Company's conclusions regarding any of the comments described in this letter, we respectfully request the opportunity to confer with the Staff prior to the Staff making its final determination.

Regards,

/s/ Jeffrey Park
Jeffrey Park
Executive Vice President and Chief Financial Officer
Catamaran Corporation

U.S. Securities and Exchange Commission                             Catamaran Corporation
August 9, 2012

Exhibit A

4. Business Combinations

Catalyst Health Solutions, Inc. Merger

[To be included for Q3 2012]

HealthTran LLC

In January 2012, the Company completed the acquisition of all of the outstanding equity interests of HealthTran LLC (“HealthTran”), a full-service PBM, in exchange for $250 million in cash, subject to certain customary post-closing adjustments, in each case upon the terms and subject to the conditions contained in the Purchase Agreement. HealthTran was an existing HCIT client and utilizes a Company platform for its claims adjudication services. The acquisition provides the opportunity to create new revenues from HealthTran's customer base and generate cost savings through purchasing and selling, general and administrative ("SG&A") synergies. Costs related to the HealthTran acquisition of $0.9 million were included in selling, general and administrative expenses for the year ended December 31, 2011. The results of HealthTran are included in the Company's results beginning January 1, 2012.
The HealthTran acquisition was accounted for under the acquisition method of accounting with the Company treated as the acquiring entity. Accordingly, the assets acquired and liabilities assumed have been recorded based upon their estimated fair values as of the date of acquisition. The carrying values for current assets and liabilities were deemed to approximate their fair values due to the short-term nature of their maturities. Fair values for acquired amortized intangible assets were determined as follows: customer relationships were valued using an excess earnings model based on expected future revenues derived from the customers acquired, non-compete agreements were valued using discounted cash flow models based on expected future results of HealthTran, trademarks/tradenames were valued using a royalty savings model based on future projected revenues of HealthTran and applicable market royalty rates and licenses utilized a replacement cost approach. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. All of the assets and liabilities recorded for the HealthTran acquisition are included within the Company's PBM segment. Goodwill is non-amortizing for financial statement purposes and the entire goodwill balance generated from the HealthTran acquisition is tax deductible. The goodwill recognized by the Company represents many of the synergies and business growth opportunities that may be realized from this acquisition. The synergies include the expansion of the Company's product offerings and improved pricing from the Company's suppliers due to the increased volume of prescription drug purchases.

	Initial Amounts Recognized at Acquisition Date (a)	Measurement Period Adjustments (b)	Current Amounts Recognized at Acquisition Date
Current assets	$30,654	$83	$30,737
Property and equipment	2,787	—	2,787
Goodwill	173,642	(1,054))	172,588
Intangible assets	77,130	—	77,130
Total assets acquired	284,213	(971))	283,242
Current liabilities	36,784	(677))	36,107
Total liabilities assumed	36,784	(677))	36,107
Net assets acquired	$247,429	$(294))	$247,135
The following summarizes the preliminary fair values assigned to the assets acquired and liabilities assumed at the acquisition date and are subject to change as the valuation process is not complete. Final determination of the fair values may result in further adjustments to the amounts presented below (in thousands):
(a) As previously reported in the Company's Form 10-Q for the period ended March 31, 2012.
(b) These measurement period adjustments were recorded to reflect changes in the estimated fair values of the associated assets acquired and liabilities assumed based on factors existing as of the acquisition date.
During the three and six month periods ended June 30, 2012, the Company recognized $5.2 million and $10.4 million, respectively, of amortization expense from intangible assets acquired in the HealthTran acquisition. Amortization associated with the HealthTran acquisition for the remainder of 2012 is expected to be $8.7 million.

U.S. Securities and Exchange Commission                             Catamaran Corporation
August 9, 2012

The estimated fair values and useful lives of intangible assets acquired are as follows (dollars in thousands):

	Fair Value	Useful Life
Trademarks/Trade names	$1,750	6 months
Customer relationships	72,400	4-9 years
Non-compete agreements	2,600	5 years
License	380	3 years
Total	$77,130
None of the acquired intangible assets will have any residual value at the end of the amortization periods. There were no in-process research and development assets acquired.
PTRX and SaveDirectRx Acquisitions
On October 3, 2011, the Company completed the acquisitions of PTRX, Inc. (“PTRX”), a full-service PBM, and its exclusive mail-order pharmacy provider, SaveDirectRx, Inc. (“SaveDirectRx”), both based in San Antonio, Texas. The combined purchase price was $77.2 million in cash, subject to certain customary post-closing adjustments, with an opportunity for the former owners of SaveDirectRx to earn an additional $4.5 million, subject to the achievement of certain performance targets through 2012. The results of operations of these businesses are included in the Company's consolidated statements of operations from the date of their acquisition.
The purchase price of the acquired PTRX and SaveDirectRx operations was comprised of the following (in thousands):

Cash payment to PTRX shareholders	$77,181
Fair value of contingent purchase price	4,225
Total purchase price	$81,406
The SaveDirectRx purchase agreement includes contingent purchase price consideration in the form of an earn-out payment of up to $4.5 million contingent upon the SaveDirectRx book of business meeting or exceeding certain gross profit and revenue targets for the 2012 fiscal year. The $4.2 million fair-value of the contingent purchase price was accrued at the date of acquisition as part of the total consideration transferred. The Company utilized a probability weighted discounted cash flow method based on the expected future performance of SaveDirectRx and its ability to meet the target performance objectives to arrive at the fair value of the contingent consideration. The Company will continue to reassess the fair value of the contingent purchase price until the applicable earn-out period has lapsed. Any future changes to the fair value of the contingent purchase price will be recognized in earnings of the Company. As the fair value measurement for the contingent consideration is based on inputs not observed in the market, the measurement is classified as a level 3 measurement as defined by the fair value hierarchy. Refer to Note 12- Fair Value for further detail.
Costs related to the PTRX and SaveDirectRx acquisitions were insignificant. Due to the previous contractual relationship between the Company and PTRX and SaveDirectRx, there were pre-existing transactions between the entities which resulted in approximately $2.4 million in accounts receivable due to the Company from PTRX and SaveDirectRx, mainly for PBM services provided, and approximately $2.6 million due to PTRX and SaveDirectRx primarily for pharmacy benefit management rebates. No gain or loss was generated from the subsequent settlement of these pre-existing balances.
The PTRX and SaveDirectRx acquisitions were accounted for under the acquisition method of accounting with the Company treated as the acquiring entity. Accordingly, the assets acquired and liabilities assumed have been recorded based upon their estimated fair values as of the date of acquisition. The assets and liabilities recorded for PTRX and SaveDirectRx were recorded in the PBM segment. Goodwill is non-amortizing for financial statement purposes and $25 million of the goodwill balance generated from the PTRX and SaveDirectRx acquisitions is tax deductible.

U.S. Securities and Exchange Commission                             Catamaran Corporation
August 9, 2012

The following summarizes the preliminary fair values assigned to the assets acquired and liabilities assumed at the acquisition date and are subject to change as the valuation process is not complete. Final determination of the fair value may result in further adjustments to the amounts presented below (in thousands):

	Initial Amounts Recognized at Acquisition Date (a)	Measurement Period Adjustments (b)	Current Amounts Recognized at Acquisition Date
Current assets	$19,063	$(771))	$18,292
Property and equipment	573	—	573
Goodwill	61,450	(1,054))	60,396
Intangible assets	25,380	—	25,380
Total assets acquired	106,466	(1,825))	104,641
Current liabilities	19,476	(1,825))	17,651
Deferred income taxes	5,584	—	5,584
Total liabilities assumed	25,060	(1,825))	23,235
Net assets acquired	$81,406	$—	$81,406
(a) As previously reported in the Company's annual report on Form 10-K for the year ended December 31, 2011.
(b) These measurement period adjustments were recorded to reflect changes in the estimated fair values of the associated assets acquired and liabilities assumed based on factors existing as of the acquisition date. These adjustments were not recast to the 2011 consolidated financial statements as they were not deemed material.
During the three and six month periods ended June 30, 2012, the Company recognized $1.2 million and $2.5 million, respectively, of amortization expense from intangible assets acquired in the PTRX and SaveDirectRx acquisitions. Amortization related to these acquisitions for the remainder of the year is expected to be $2.3 million.

	Fair Value	Useful Life
Trademarks/Trade names	$400	6 months
Customer relationships	20,800	8 years
Non-compete agreements	3,800	3-4 years
Licenses	380	3 years
Total	$25,380
The estimated fair values and useful lives of intangible assets acquired are as follows (dollars in thousands):
None of the acquired intangible assets will have any residual value at the end of the amortization periods. There were no in-process research and development assets acquired.
Unaudited Pro Forma Financial Information
The following unaudited pro forma financial information presents the combined historical results of operations of the Company, PTRX, SaveDirectRx and HealthTran as if the acquisitions had occurred on the first day of the comparable period presented. The unaudited pro forma financial information includes certain adjustments related to the acquisitions, such as increased amortization from the fair value of intangible assets acquired, and consequential income tax effects from the acquisition. Unaudited pro forma results of operations are as follows (in thousands, except share and per share amounts):

	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011
Revenue	$1,287,824	$2,455,299
Gross profit	$94,267	$174,440
Net income	$21,984	$39,989
Earnings per share:
Basic	$0.35	$0.65
Diluted	$0.34	$0.63
Weighted average shares outstanding:
Basic	62,074,246	61,938,392
Diluted	63,768,457	63,649,369

U.S. Securities and Exchange Commission                             Catamaran Corporation
August 9, 2012

This unaudited pro forma financial information is not intended to represent or be indicative of what would have occurred if these transactions had taken place on the date presented and is not indicative of what the Company's actual results of operations would have been had the acquisition been completed at the beginning of the period indicated above. Further, the pro forma combined results do not reflect one-time costs to fully merge and operate the combined organization more efficiently or anticipated synergies expected to result from the combinations and should not be relied upon as being indicative of the future results that the Company will experience.

MedMetrics Health Partners Acquisition

On June 1, 2011, the Company completed the acquisition of substantially all of the assets of MedMetrics Health Partners, Inc. (“MedMetrics”), the full-service PBM subsidiary of Public Sector Partners, Inc., which is affiliated with a major medical school. MedMetrics' results of operations were included in the Company's financial results commencing June 1, 2011. Prior to the acquisition, MedMetrics was a customer of the Company and its associated revenue was accounted for in the PBM segment. Due to the previous contractual relationship between the Company and MedMetrics, there were pre-existing transactions between the two entities which resulted in approximately $10.6 million in accounts receivable due to the Company from MedMetrics for PBM services provided. No gain or loss was generated from the subsequent settlement of the pre-existing balance transactions. MedMetrics is not included in the pro forma financial information as it is not material.

The MedMetrics acquisition was accounted for under the acquisition method of accounting, with the Company treated as the acquiring entity. Accordingly, the assets acquired and liabilities assumed have been recorded based upon their estimated fair values as of the date of acquisition. All of the assets and liabilities recorded for the MedMetrics acquisition are included within the Company's PBM segment.

U.S. Securities and Exchange Commission                             Catamaran Corporation
August 9, 2012

Exhibit B

11. Commitments and Contingencies

On or about April 20, 2012, an alleged Catalyst stockholder, filed a complaint (the "Litigation") in the Court of Chancery of the State of Delaware against Catalyst, Catalyst's directors, the Company and certain wholly-owned subsidiaries (collectively “the defendants”). The complaint purports to be brought on behalf of a class of Catalyst stockholders and alleges that the Catalyst directors violated their fiduciary duties in connection with their negotiation of and agreement to the merger agreement and the Merger by, among other things, agreeing to allegedly inadequate consideration and preclusive terms. The Company was alleged to have aided and abetted the Catalyst directors' alleged breaches of fiduciary duties. The complaint sought a preliminary and permanent injunction against the Merger and, in the alternative, damages. On June 25, 2012, the defendants entered into a memorandum of understanding with respect to a settlement with the remaining parties to the action in the Court of Chancery in the State of Delaware. Pursuant to the memorandum of understanding, the parties to the Litigation expect to execute a stipulation of settlement, which will be subject to approval by the Delaware Court of Chancery following notice to the Catalyst stockholders. There can be no assurance that the settlement will be finalized or that the Delaware Court of Chancery will approve the settlement. The settlement terms will provide that the Litigation will be dismissed with prejudice against all defendants. Without agreeing that any of the claims in the Litigation have merit, the defendants agreed, pursuant to the terms of the memorandum of understanding, to make additional disclosures which supplement the information provided in the joint proxy statement/prospectus of the Company and Catalyst dated June 1, 2012, forming a part thereof filed with the SEC on June 1, 2012. The settlement did not affect the amount of the merger consideration paid to the stockholders of Catalyst in the Merger. The Company has not recorded any contingent liability in the consolidated financial statements relating to this matter and cannot estimate a range of possible loss.

On December 28, 2010, the Company completed its acquisition of MedfusionRx LLC ("MedfusionRx"), a leading independent specialty pharmacy services provider. In the first quarter of 2012, three former employees were convicted of violations of the federal anti-kickback statute that occurred prior to the closing of the acquisition and in the second quarter of 2012 one of the convictions was overturned. While the Company believes that it is entitled to indemnification with respect to any costs or expenses arising from or relating to this matter pursuant to the terms of the MedfusionRx Purchase Agreement, we can give no assurances that such indemnification will be recoverable or will be sufficient to cover all potential civil or criminal penalties and claims arising therefrom or relating thereto. As of June 30, 2012, the Company had not recorded any contingent liability or estimated a range of possible loss in the consolidated financial statements relating to this matter as the Company currently believes the likelihood of a judgment being rendered against the Company in this matter is remote.

In addition, from time to time in connection with its operations, the Company is named as a defendant in actions for damages and costs allegedly sustained by third party plaintiffs. The Company has considered these proceedings and disputes in determining the necessity of any accruals for losses that are probable and reasonably estimable. In addition, various aspects of the Company's business may subject it to litigation and liability for damages arising from errors in processing the pricing of prescription drug claims, failure to meet performance measures within certain contracts relating to its services performed, its ability to obtain certain levels of discounts or rebates on prescription purchases from retail pharmacies and drug manufacturers or other actions or omissions. The Company's recorded accruals are based on estimates developed with consideration given to the potential merits of claims or quantification of any performance obligations. The Company takes into account its history of claims, the limitations of any insurance coverage, advice from outside counsel, and management's strategy with regard to the settlement or defense of such claims and obligations. While the ultimate outcome of those claims, lawsuits or performance obligations cannot be predicted with certainty, the Company believes, based on its understanding of the facts of these claims and performance obligations, that adequate provisions have been recorded in the accounts where required.